       As filed with the Securities and Exchange Commission on May 2, 2002
                                                      Registration No. 333-76334

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                                VERTICALNET, INC.
             (Exact name of Registrant as specified in its charter)

            Pennsylvania                             7372                             23-2815834
    (State or other jurisdiction              (Primary Standard                    (I.R.S. Employer
 of incorporation or organization)        Industrial Classification              Identification No.)
                                                  Code No.)

                            300 Chester Field Parkway
                           Malvern, Pennsylvania 19355
                                 (610) 240-0600
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               ------------------

                             James W. McKenzie, Jr.
             Executive Vice President, General Counsel and Secretary
                            300 Chester Field Parkway
                           Malvern, Pennsylvania 19355
                                 (610) 407-3511

              (Name and address, including zip code, and telephone
               number, including area code, of agent for service)

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 2, 2002

                             PRELIMINARY PROSPECTUS

                                14,157,630 Shares

                                VERTICALNET, INC.

                                  Common Stock

         This prospectus relates to the public offering, which is not being underwritten, of 14,157,630 shares of common stock that were issued to securityholders of Atlas Commerce, Inc. as a result of our acquisition of Atlas Commerce.

         The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

         Shares of our common stock are quoted on the Nasdaq National Market under the symbol "VERT." The last reported sale price of the shares on April 30, 2002 was $0.41 per share.

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          RISK FACTORS BEGIN ON PAGE 1.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

May __, 2002

                                TABLE OF CONTENTS

                                                                                                                    Page
SUMMARY.........................................................................................................      1
RISK FACTORS....................................................................................................      2
FORWARD-LOOKING STATEMENTS......................................................................................     11
USE OF PROCEEDS.................................................................................................     11
SELLING SHAREHOLDERS............................................................................................     11
PLAN OF DISTRIBUTION............................................................................................     13
LEGAL MATTERS...................................................................................................     14
EXPERTS.........................................................................................................     14
ABOUT THIS PROSPECTUS...........................................................................................     14
WHERE YOU CAN FIND MORE INFORMATION.............................................................................     15

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

                                   Our Company

         Verticalnet, Inc. is a leading provider of software to businesses to help them address challenges in doing business with their suppliers and customers. Our software helps businesses to buy goods more efficiently from their suppliers, to plan more effectively with both their suppliers and their customers, and to track and manage optimally customer orders back through the supply chain to all the purchases they must make from their suppliers to meet customer orders. We license our software to customers and offer them maintenance and professional services.

         We designed our software to support not just our customer, but also our customer's suppliers and customers. Our software works outside the enterprise, along with our customer's existing technology systems that are installed to work inside the enterprise. Our customer and its suppliers and customers are all able to access our software through the Internet. Once a customer installs our software, all of its customers and suppliers can share information jointly with our customer through the Internet without having to install anything at their locations.

                                About Verticalnet

Principal Executive Offices:       Internet Address:
Verticalnet, Inc.                  www.verticalnet.com (Information contained on
300 Chester Field Parkway          our Web site is not a part of this
Malvern, Pennsylvania 19355        prospectus)
Phone: (610) 240-0600

                               Recent Developments

         On February 19, 2002, we announced our intention to sell the Small/Medium Business unit, which provides marketplace solutions that connect buyers and suppliers online through 59 industry-specific marketplaces. Our board of directors authorized this action to complete our strategic realignment to an enterprise software business. SMB unit revenues for the fourth quarter ending December 31, 2001 were $16.6 million, compared to $34.6 million for the fourth quarter of the previous year. SMB unit revenues for the fiscal year ending December 31, 2001 were $90.0 million, compared to $104.5 million for the previous year. Beginning in the first quarter of 2002, we will exclude the SMB unit from our results from continuing operations.

                                  RISK FACTORS

RISKS RELATED TO OUR CONTINUING OPERATIONS.

         WE MAY REQUIRE ADDITIONAL CAPITAL FOR OUR OPERATIONS AND OBLIGATIONS, WHICH WE MAY NOT BE ABLE TO RAISE OR, EVEN IF WE DO, COULD BE DILUTIVE TO OUR SHAREHOLDERS.

         Although, based on our most recent projections, we believe our current level of liquid assets and the expected cash flows from contractual arrangements will be sufficient to finance our capital requirements and anticipated operating losses for at least the next 12 months, any projection of future long-term cash needs and cash flows are inherently subject to uncertainty. There is no assurance that our resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements during this period. We may need, or find it advantageous, to raise additional funds in the future to fund our growth, pursue sales and licensing opportunities, develop new or enhanced products and services, respond to competitive pressures or acquire complementary businesses, technologies or services.

         If we are ultimately unable, for any reason, to receive cash payments expected from our customers, in particular scheduled payments under our license and maintenance agreements with Converge, Inc, our business, financial condition and results of operations will be materially and adversely affected. We also have a 15.4 million Euro (approximately $13.6 million as of December 31, 2001) put and call agreement with British Telecommunications whereby BT has the right to sell its remaining investment in Verticalnet Europe to us beginning in March 2002. Our ability to use our stock to pay this obligation may be limited by our stock price and trading volume, so we may have to use cash to satisfy some or substantially all of this obligation, which could increase our need to obtain additional financing.

         If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced and shareholders will experience additional dilution. These new securities may also have powers, preferences and rights that are senior to those of the rights of our common stock. We cannot be certain that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our operations adequately, promote our brand identity, take advantage of acquisition opportunities, develop or enhance products or services or respond to competitive pressures. Any inability to do so could have a negative effect on our business, financial condition and results of operations.

         WE MAY NEVER GENERATE AN OPERATING PROFIT.

         As of December 31, 2001, our accumulated deficit was approximately $1.1 billion. For the year ended December 31, 2001, we sustained a $768.3 million loss attributable to common shareholders (including preferred stock dividends). We expect to incur operating losses for the foreseeable future. We may never generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

         THE REVENUES AND OPERATING RESULTS OF OUR SMB UNIT WILL NO LONGER BE REPORTED IN THE RESULTS FROM CONTINUING OPERATIONS BEGINNING IN THE FIRST QUARTER OF 2002.

         Our SMB unit is the successor to the Company's original on-line public marketplace business, and at March 15, 2002 employed 67 individuals compared to 164 employed at that date in our enterprise software business. For the year ended December 31, 2001, $90.0, or approximately 72% of our overall revenues were generated primarily from sales of storefronts, marketplace managers and advertising on our SMB unit's industry marketplaces. Because the SMB unit will be treated as a discontinued operation, we will not report future revenues from the SMB unit as part of our continuing operations. As a result of our decision to sell the SMB unit, we anticipate that the composition of our reported revenues will change substantially in future periods. Beginning in 2002, we will be increasingly dependent on generating revenues from enterprise software licensing and professional services. In the foreseeable future, we may not be able to generate revenues from our continuing operations at the levels we did when we included the revenues of the SMB unit in our continuing operations.

         IF THE BUSINESS, REVENUES AND OPERATING RESULTS OF OUR SMB UNIT DECLINE PRIOR TO A SALE OF THAT BUSINESS, IT COULD DELAY OR IMPEDE OUR ABILITY TO SELL THE SMB UNIT, WHICH WOULD NEGATIVELY IMPACT OUR CASH FLOW AND INCREASE OUR NET LOSS.

         We announced on February 13, 2002, that we intend to sell the SMB unit and will treat it for accounting purposes as a discontinued operation in the first quarter of 2002, based on our expectation that we will sell that business within a reasonable period of time. Although the results of operations of the SMB unit will not be included in our operating results after 2001, we will report the net loss from the SMB unit as discontinued operations on a quarterly basis in determining our total net loss, and we will continue to fund any net cash used in the SMB unit. If the financial performance of the SMB unit declines, then it could be more difficult for us to sell the SMB unit at an acceptable purchase price, or it could significantly delay our ability to complete a sale. If we continue to own the SMB unit for an extended time period during which its financial performance declines significantly or it has significant unexpected cash needs, then our total net loss and cash flows could be negatively impacted.

         WE MAY NOT DEVELOP SIGNIFICANT REVENUES FROM ENTERPRISE SOFTWARE LICENSING AND PROFESSIONAL SERVICES, WHICH COULD ADVERSELY AFFECT OUR FUTURE REVENUE GROWTH AND ABILITY TO ACHIEVE PROFITABILITY.

         If we do not develop and consistently generate significant revenues from enterprise software licensing and professional services, our business, financial condition and operating results will be impaired. Our ability to generate software revenues depends on the overall demand for enterprise software solutions and professional services, as well as general economic and business conditions. Suppressed demand for software solutions and services caused by a weakening economy and reduced levels of spending on technology solutions may result in less revenue growth than expected or even a decline in revenues. We cannot offer any assurances that we will be able to develop, enhance or promote our enterprise software solutions and professional services effectively, whether as a result of general economic conditions or otherwise.

         IF WE CANNOT FURTHER REDUCE OUR EXPENSES, OUR OPERATING RESULTS WILL SUFFER.

         Our expense reductions and layoffs throughout 2001 may not have sufficiently reduced our ongoing operating expenses to a level necessary to achieve operating profits. If we cannot further reduce our expenses, some of which are fixed, including those related to non-cancelable agreements, equipment leases and real estate leases, then our operating results will suffer. In addition, we may not be successful in further identifying and eliminating redundancies within our business, or in streamlining our overall operations as necessary to reduce our expenses.

         FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

         Our quarterly operating results are difficult to forecast and could vary significantly. We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied on as indicators of future performance. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may fall. Our quarterly operating results will be substantially dependent on software licenses booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions could cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels. We also expect that our quarterly operating results will fluctuate significantly due to other factors, many of which are beyond our control, including:

         -        anticipated lengthy sales cycles for our products;

         -        the size and timing of individual license transactions;

         -        intense and increased competition in our target markets;

         - our ability to develop, introduce and bring to market new products and services, or enhancements to our existing products and services, on a timely basis; and

         -        risks associated with past and future acquisitions.

         WE MAY BE UNABLE TO MAINTAIN OUR LISTING ON THE NASDAQ NATIONAL MARKET, WHICH COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE LIQUIDITY OF OUR COMMON STOCK.

         Our common stock is currently listed on the Nasdaq National Market, which has requirements for the continued listing of stock. Continued listing under one alternative requires us to maintain $10 million in shareholders' equity and our common stock to maintain a minimum bid price of $1.00 per share. Continued listing under another alternative does not require us to maintain positive shareholders' equity, but does require our common stock to maintain a minimum bid price of $3.00 per share. Since August 2001, the bid price for our common stock has dropped below $1.00 during extended periods. As of April 1, 2002, our common stock had traded below $1.00 for 30 consecutive trading days, and we filed our 2001 Form 10-K disclosing that we had negative shareholders' equity at December 31, 2001. If we do not transfer our listing to the Nasdaq SmallCap Market or otherwise regain compliance with the Nasdaq National Market continued listing standards, then our common stock may be delisted from the Nasdaq National Market and the trading market for our common stock could decline, which could depress our stock price and adversely affect the liquidity of our common stock.

         IF OUR STOCK IS DELISTED FROM THE NASDAQ STOCK MARKET AND OUR SHARE PRICE DECLINES SIGNIFICANTLY, THEN OUR STOCK MAY BE DEEMED TO BE PENNY STOCK.

         If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices in broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell the common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

         WE ANTICIPATE LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR SOFTWARE PRODUCTS.

         We anticipate the sales cycles for our enterprise software products to average approximately six to nine months. In selling our products, we may be asking potential customers in many cases to change their established business practices and conduct business in new ways. In addition, potential customers must generally consider additional issues, such as product benefits, ease of installation, ability to work with existing technology, functionality and reliability, before committing to purchase our products. Additionally, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by a customer, which frequently requires approval at a number of management levels within the customer organization. Likewise, the implementation and deployment of our enterprise software products requires a significant commitment of resources by our customers and our professional services organization. The challenges we face in attempting to obtain commitments and approvals from our customers may be exacerbated by worsening economic conditions in general and in our target markets, as well as by competition from other software solution providers whose brands, products and services may be better known to, and more widely accepted by, potential customers than ours.

         WE EXPECT TO RELY ON THIRD PARTIES TO IMPLEMENT OUR PRODUCTS.

         We expect to rely increasingly on third parties to implement our software products at customer sites. If we are unable to establish and maintain effective, long-term relationships with implementation providers, or if these providers do not meet the needs or expectations of our customers, our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which could significantly limit our ability to meet our customers' implementation needs. A number of our competitors have significantly more well-established relationships with third parties that we may potentially partner with. As a result, these third parties may be more likely to recommend competitors products and services rather than our own. In addition, we would not be able to control the level and quality of service provided by our implementation partners.

         NEW VERSIONS AND RELEASES OF OUR PRODUCTS MAY CONTAIN ERRORS OR
DEFECTS.

         Our enterprise software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

         OUR TARGET MARKETS ARE EVOLVING AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, WHICH WE MAY NOT BE ABLE TO KEEP PACE WITH.

         The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services and features of our enterprise software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our software products or introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our software products, or if our improvements, enhancements, offerings or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third party technologies that are useful in our business, which we may not be able to do.

         WE MAY ULTIMATELY BE UNABLE TO COMPETE IN THE MARKETS FOR THE PRODUCTS AND SERVICES WE OFFER.

         The markets for our software products and services are intensely competitive, which may result in low or negative profit margins and difficulty in achieving market share, either of which could seriously harm our business. We expect the intensity of competition to remain intense and to increase. Our enterprise software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers. Many of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. Our competitors may also develop products or services that are superior to or have greater market acceptance than ours. If we are unable to compete successfully against our competitors, our business, financial condition and operating results would be negatively impacted.

         WE ARE EXPOSED TO RISKS ASSOCIATED WITH DECREASES IN THE FAIR VALUE, OR A COMPLETE LOSS, OF OUR EQUITY INVESTMENTS.

         We may invest in equity instruments of privately-held companies for business and strategic purposes. Such items are included in other investments on our balance sheet. As of December 31, 2001, we held cost method investments of $10.6 million, of which our Converge investment was $7.8 million. We may never realize any return on our equity interests in Converge or these other entities, or we may suffer a complete loss of these equity interests, which could materially and adversely affect our business, financial condition and operating results. In addition, our quarterly results may be materially reduced if we determine that an impairment in the fair value of one of our equity positions is other than temporary, which would require us to write down or write off the carrying value of those securities. During the year ended December 31, 2001, we recorded an aggregate of $231.3 million in impairment charges for other than temporary declines in the fair value of several of our cost method, equity method and available-for-sale investments, $207.2 million of which was a write-down of the fair value of our investment in Converge.

         ACQUISITIONS MAY NEGATIVELY IMPACT OUR BUSINESS.

         We have grown, and may continue to grow, our business through acquisitions that complement our existing products and services. If we are unable to complete future acquisitions, our business, financial condition and operating results could be negatively impacted. We may not be able to identify additional suitable businesses that are available for sale at reasonable prices or on reasonable terms. Even if we are able to identify appropriate acquisition candidates, we may not be able to negotiate the terms of any acquisition successfully, finance the acquisition or integrate the acquired business (including its products, services, technologies or personnel) into our existing business operations. Our acquisition strategy is also subject to numerous other risks including, without limitation, the following:

         - acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures;

         - we may acquire companies in markets in which we have little experience;

         - we may not be able to retain key employees from acquired companies or from our own company after the acquisition, and may face competition from employees that leave before or after an acquisition is complete;

         - to pay for acquisitions, we may be required to issue equity securities, which may be dilutive to existing shareholders, or we may be required to incur debt or spend cash, which would negatively impact our liquidity and could impair our ability to fund our operations;

         - we may not realize any return on our investment in the acquired companies and may even lose our entire investment and incur significant additional losses;

         - our share price could decline following market reaction to our acquisitions; and

         - our interest deductions may be disallowed for federal income tax purposes.

         IF WE DO NOT DEVELOP THE "VERTICALNET" BRAND IN THE ENTERPRISE SOFTWARE INDUSTRY, OUR REVENUES MIGHT NOT INCREASE.

         To be successful, we must establish and continuously strengthen the awareness of the "Verticalnet" brand in the enterprise software industry. If our brand awareness as a maker of enterprise software does not develop, or if developed, is not sustained as a respected brand, it could decrease the attractiveness of our products and services to potential customers, which could result in decreased revenues.

         OUR INTERESTS MAY CONFLICT WITH THOSE OF INTERNET CAPITAL GROUP, OUR LARGEST SHAREHOLDER, WHICH MAY AFFECT OUR BUSINESS STRATEGY AND OPERATIONS NEGATIVELY.

         As a result of its stock ownership and board representation, Internet Capital Group is in a position to affect our business strategy and operations, including corporate actions such as mergers or takeover attempts, in a manner that could conflict with the interests of our public shareholders. At December 31, 2001, Internet Capital Group beneficially owned 25,318,644 shares, or approximately 22.3%, of our common stock, which includes 250,000 shares of our common stock underlying $5.0 million of our 5 1/4% convertible subordinated debt, and 478,624 shares of our common stock underlying warrants issued to Internet Capital Group prior to our initial public offering. One representative of Internet Capital Group is a member of our board of directors. We may compete with Internet Capital Group for Internet-related opportunities as it seeks to expand its number of business-to-business assets, in part through acquisitions and investments. Internet Capital Group, therefore, may seek to acquire or invest in companies that we would find attractive. While we may partner with Internet Capital Group on future acquisitions or investments, we have no current contractual obligations to do so. We do not have any contracts or other understandings that would govern resolution of this potential conflict. This competition, and the potential conflict posed by the designated director, may deter companies from partnering with us and may limit our business opportunities.

         INTERNET CAPITAL GROUP MAY HAVE TO BUY OR SELL OUR STOCK TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940, WHICH MAY NEGATIVELY AFFECT OUR STOCK PRICE.

         To avoid registration under the Investment Company Act of 1940, Internet Capital Group may need to continue to own more than 25% of our voting securities and to continue to have a representative on our board of directors. Under the Investment Company Act, a company is considered to control another company if it owns more than 25% of that company's voting securities and is the largest stockholder of such company. A company may be required to register as an investment company if more than 45% of its total assets consist of, and more than 45% of its income/loss and revenue attributable to it over the last four quarters is derived from, ownership interests in companies it does not control. Internet Capital Group has publicly stated that it is not feasible to be regulated as an investment company because the Investment Company Act rules are inconsistent with their corporate strategy. As of December 31, 2001, Internet Capital Group's ownership interest in us was 22.3%. On March 25, 2002, Internet Capital Group filed a Schedule 13D stating that it had increased its beneficial ownership in us to 35,841,747, or 31.6% of our common stock, because it had reached an agreement with Safeguard Scientifics that provides it with the right of first refusal to purchase the 10,523,103 shares of our stock that Safeguard owns. If its ownership interest falls below 25%, Internet Capital Group may need to purchase additional voting securities to return to an ownership interest of at least 25% to avoid having to register as an investment company. The possible need of Internet Capital Group to maintain a 25% ownership position could adversely influence its decisions regarding actions that may otherwise be in the best interests of our public shareholders. If Internet Capital Group sells all or part of its investment in us, whether to comply with the Investment Company Act of 1940, to raise additional capital or otherwise, it could adversely affect our common stock's market price.

         OUR SUCCESS DEPENDS ON OUR KEY MANAGEMENT AND EXPERIENCED SOFTWARE PERSONNEL, WHOM WE MAY NOT BE ABLE TO RETAIN OR HIRE.

         We believe that our success depends on continued employment of our senior management team and on having a highly trained product development staff, sales force and professional service organization. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. If we are unable to retain or hire trained technical personnel and experienced software sales and service professionals, it could limit our ability to design, develop and implement our products, or increase sales of our products and services. Ultimately, our business, financial condition and operating results will be impaired if we cannot hire and retain suitable personnel.

         WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS AND MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS.

         Proprietary rights are important to our success and our competitive position. We may be unable to register, maintain and protect our proprietary rights adequately or to prevent others from claiming violations of their proprietary rights. Although we file copyright registrations for the source code underlying our software, enforcement of our rights might be too difficult and costly for us to pursue effectively. We have filed patent applications for the proprietary technology underlying our software, but our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. Effective patent, copyright and trade secret protection of our software may be unavailable or limited in certain countries.

         SEVERAL LAWSUITS HAVE BEEN BROUGHT AGAINST US AND THE OUTCOME OF THESE LAWSUITS IS UNCERTAIN.

         Several lawsuits have been brought against us and the underwriters of our stock in our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for that offering was materially misleading because it did not disclose these sales practices. We intend to vigorously defend against these lawsuits. No assurance can be given as to the outcome of these lawsuits.

         WE MAY NOT HAVE SUFFICIENT CASH FLOW FROM OPERATIONS TO SERVICE OUR
DEBT.

         As of December 31, 2001, we had approximately $24.9 million in long-term debt (including $21.7 million of our outstanding 5 1/4% convertible subordinated debentures due 2004). Currently, we are not generating sufficient cash flow from our operations to satisfy our annual debt service payment obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

         SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT OR FUTURE SHAREHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

         If our shareholders or optionholders sell substantial amounts of our common stock in the public market, including shares issued in completed or future acquisitions or upon the exercise of outstanding options and warrants, then the market price of our common stock could fall. As of December 31, 2001, the holders of 41,511,038 shares of common stock (which includes the 14,157,630 shares issued in the acquisition of Atlas Commerce), warrants to purchase 2,127,038 shares of common stock and 107,675 shares of Series A preferred stock, which are convertible into approximately 1,239,428 shares of common stock, have demand and/or piggyback registration rights. The exercise of such rights could adversely affect the market price of our common stock. We also have filed a shelf registration statement to facilitate our acquisition strategy, as well as registration statements to register shares of common stock under our stock option and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

         ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD-PARTY ACQUISITION OF US DIFFICULT.

         Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

         OUR COMMON STOCK PRICE IS LIKELY TO REMAIN HIGHLY VOLATILE.

         The market for stocks of technology companies has been highly volatile since our initial public offering in 1999. Throughout this period, the market price of our common stock has reached extreme highs and lows, and our daily trading volume has been, and will likely continue to be, highly volatile. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market's adverse reaction to such volatility. Factors that could cause volatility in our stock, in some cases regardless of our operating performance, include, among other things:

         - general economic conditions, including suppressed demand for technology products and services;

         - actual or anticipated variations in quarterly operating results;

         -        announcements of technological innovations;

         -        new products or services;

         -        changes in financial estimates by securities analysts;

         - conditions or trends in business-to-business usage of software and related technology;

         - changes in the market valuations of other Internet, software or technology companies;

         -        failure to meet analysts' or investors' expectations;

         - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

         -        capital commitments;

         -        additions or departures of key personnel; and

         - sales of common stock or instruments convertible into common stock.

RISKS RELATED TO OUR SMALL/MEDIUM BUSINESS UNIT THAT WE INTEND TO SELL, WHICH THEREFORE WILL BE TREATED FOR ACCOUNTING PURPOSES AS DISCONTINUED OPERATIONS AFTER 2001.

         IF WE ARE UNABLE TO PROVIDE NEW CUSTOMER LEADS TO THE SUPPLIERS, BUYERS AND OTHER USERS OF OUR INDUSTRY MARKETPLACES, IT MAY NEGATIVELY IMPACT THE OPERATING RESULTS OF OUR SMB UNIT.

         The success of our SMB unit depends on our ability to provide sales leads to the suppliers, buyers and other users of our industry marketplaces. If we are unable to attract buyers to visit our industry marketplaces then they will be unlikely to leave sales leads for our suppliers. If we are unable to consistently provide sales leads to suppliers, they will be unlikely to purchase or renew our marketplace manager tools. If suppliers have an unsatisfactory experience receiving sales leads, we would have difficulty in cross-marketing to them to leave sales leads in buying for their own businesses from other suppliers. If the sales leads that suppliers do receive are of such poor quality that they consistently fail to result in sales, then they will be unlikely to purchase or renew our marketplace manager tools.

         THE SUCCESS OF OUR SMB UNIT DEPENDS ON THE DEVELOPMENT OF ALLIANCES WITH THIRD-PARTY MARKETPLACES TO DRIVE ADDITIONAL LEADS TO OUR SUPPLIERS, WHICH IS UNCERTAIN.

         The success of the SMB unit depends in part upon our ability to drive more leads to our suppliers by syndicating our suppliers' content into industry marketplaces maintained by other parties. We expect to rely increasingly on alliances with third-party marketplaces to syndicate our suppliers' content into other industry marketplaces. Our failure to maintain relationships and build new ones with third-party industry marketplaces. could result in our failure to provide leads to our suppliers.

         IF WE CANNOT GENERATE NEW REVENUES FROM THE SALE OF MARKETPLACE MANAGER PRODUCTS, THEN OUR SMB BUSINESS WOULD SUFFER.

         Our SMB unit currently relies for a material part of its revenues on the sale of our marketplace manager tool, which helps customers generate sales leads on our industry marketplaces. If we are not able to increase our level of new revenues from marketplace manager sales, our SMB business may suffer. Our ability to increase our new sales or renewals of our marketplace manager tools depends on many factors, including, without limitation:

         - general economic conditions and their impact on demand for online sales tools;

         - acceptance of the Internet as a legitimate, effective and measurable medium for business-to-business activity;

         - the development of a large base of users on our industry marketplaces who possess demographic characteristics attractive to suppliers; and

         - our ability to develop effective marketing programs and build relationships with third-party providers to help generate sales leads.

         THE CONTENT ON OUR SMB UNIT INDUSTRY MARKETPLACES MAY NOT ATTRACT A SIGNIFICANT NUMBER OF USERS WITH DEMOGRAPHIC CHARACTERISTICS VALUABLE TO SUPPLIERS.

         The future success of the SMB unit depends in part upon our ability to deliver compelling business content on our industry marketplaces that will attract a significant number of buyers and other users with demographic characteristics valuable to business suppliers. Our inability to deliver business content that attracts a loyal buyer base with demographic characteristics attractive to suppliers could impair the business, financial condition and operating results of the SMB unit. We face the challenge of delivering content that is attractive to users in an environment characterized by rapidly changing user preferences, as well as the ease with which users can freely navigate and instantly switch among a large number of Internet sites, many of which offer business content that may be more attractive than ours. If we cannot consistently anticipate or respond quickly to changes in user preferences or distinguish our content from that offered on other Web sites, our SMB unit industry marketplaces may not attract a significant number of users with demographic characteristics that buyers and suppliers are seeking.

         WE MAY NOT BE ABLE TO PROTECT THE PROPRIETARY RIGHTS OF OUR SMB UNIT AND MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS.

         Generally, our domain names for our SMB unit industry marketplaces cannot be protected as trademarks because they are considered "generic" under applicable law. In addition, effective copyright, trademark, patent and trade secret protection may be unavailable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties for our industry marketplaces, which makes it possible that we could become subject to infringement actions based upon the content licensed from those third parties.

         OUR FAILURE TO MAINTAIN RELATIONSHIPS WITH THIRD-PARTY CONTENT PROVIDERS MAY IMPAIR THE OPERATING RESULTS OF OUR SMB UNIT.

         We have relied on, and expect to rely increasingly on, third parties such as news wires to provide content for our industry marketplaces. If we are unable to maintain our relationships with third-party content providers, or replace them with other content providers on comparable terms, then we could suffer decreased traffic on, and customer leads through, our industry marketplaces.

         WE MAY BE SUBJECT TO LEGAL LIABILITY FOR PUBLISHING OR DISTRIBUTING CONTENT ON OUR INDUSTRY MARKETPLACES OVER THE INTERNET.

         Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content they offer. We may be subject to legal claims relating to the content on our industry marketplaces, or the downloading and distribution of such content. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. In addition, some of the content provided on our industry marketplaces is drawn from data compiled by other parties, including governmental and commercial sources, and we re-key the data. This data may have errors. If our content is improperly used or if we supply incorrect information, it could result in unexpected liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Our SMB unit's business, financial condition and operating results could suffer materially if costs resulting from these claims are not covered by our insurance or exceed our coverage.

                           FORWARD-LOOKING STATEMENTS

         Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

         Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

         We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page 1 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of the common stock offered through this prospectus.

                              SELLING SHAREHOLDERS

         Verticalnet issued the shares of common stock in connection with the acquisition of Atlas Commerce, Inc. Such transaction was exempt from the registration requirements of the Securities Act. Verticalnet has agreed with each selling shareholder to file the registration statement to register for resale the shares of common stock set forth below. None of the selling shareholders has had a material relationship with Verticalnet within the past three years other than as a result of the ownership of our shares or other securities.

         The following table sets forth information, as of December 28, 2001, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, some or none of the common stock. Because the selling shareholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling shareholders upon completion of this offering. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock.

                                                SHARES BENEFICIALLY OWNED
                 NAME                                BEFORE OFFERING                      SHARES OFFERED HEREBY
-------------------------------                 -------------------------                 ---------------------
Arzoon.com, Inc                                             11,114                                   11,114
J.D. Edwards & Co.                                         111,149                                  111,149
UniStar, LLC                                                36,968                                   36,968
Churchill Downs Investment Corp.                            23,525                                   23,525
National Thoroughbred Racing                                 6,721                                    6,721
  Association
Hammer and Company, Inc.                                     2,222                                    2,222
Internet Investment Partnership                            117,818                                  117,818
Adam L. Lemoine LLC                                          2,222                                    2,222
Perch Bay I, LLC                                            88,919                                   88,919
Progress Capital, Inc.                                       1,995                                    1,995
Safeguard 2000 Capital L.P.                              9,359,409                                9,359,409
Safeguard 2001 Capital L.P.                              1,163,694                                1,163,694

Alford, Edgar L.                                             3,334                                    3,334
Alvarez, Lynne A.                                              444                                      444
Balestri, Ray and Heather                                    2,222                                    2,222
Barr, Jack                                                  22,229                                   22,229
Bartlett, Thomas A.                                         13,337                                   13,337
Baumann, Michael                                           145,883                                  145,883
Bolling, Robert H., III                                      3,175                                    3,175
Bossidy, L.A.                                               88,919                                   88,919
Boumendil, Claude                                            2,222                                    2,222
Bucheleres, John F.                                          5,557                                    5,557
Mark Byrd Irrevocable Deed of Trust                          5,080                                    5,080
Mark Byrd Friends & Family Trust                            15,242                                   15,242
Byrd, Mark                                                 600,209                                  600,209
Jennifer Marie Byrd Irrevocable Deed                         5,080                                    5,080
  of Trust
Byrd, Jennifer Marie                                        85,743                                   85,743
Byrd, Timothy M.                                            33,344                                   33,344
Cannon, James T.                                             3,810                                    3,810
Casper, Kenneth                                              1,270                                    1,270
Chretien, Francois                                           4,445                                    4,445
Demas, Theodore James                                        5,557                                    5,557
Dev, Vishva                                                  3,334                                    3,334
Dildy, Gary                                                  2,222                                    2,222
DiLeonardo, Frank                                            3,175                                    3,175
Dupuis, Alain                                               12,350                                   12,350
Fesnak, Robert W.                                            3,334                                    3,334
Gabriele, Franklin M. and Rebecca L.                         9,527                                    9,527
Gaeto, Mark                                                  2,222                                    2,222
Hanger, John                                                39,791                                   39,791
Hanger Family Irrevocable Trust                              4,668                                    4,668
Hecox, James                                                 5,779                                    5,779
Holland, Joseph H.                                         711,357                                  711,357
Holland, Liliane D.                                         25,564                                   25,564
Landry, Blake C.                                             1,111                                    1,111
Landry, Mark                                                53,351                                   53,351
Landry, Scott                                                1,111                                    1,111
Laux, Douglas C.                                             6,351                                    6,351
Mangiardi, Eric K.                                           3,704                                    3,704
Mitts, Lester                                                4,445                                    4,445
Morice, Jack                                                 2,222                                    2,222
Nuechterlein, Jeffrey D.                                    12,702                                   12,702
O'Connell, Gerald F.                                        88,919                                   88,919
Paolini, Salvatore                                              69                                       69
Papanicolaou, Michael N.                                     3,334                                    3,334
Pastore, John                                                8,891                                    8,891
Pelisson, Gilles                                            12,350                                   12,350
Phelan, David F.                                            88,919                                   88,919
Poulin, Jeffrey                                              2,469                                    2,469
Prescott, Bruce                                              7,780                                    7,780
Rabinowitz, Michael                                            592                                      592
Reester, Jeffrey K. & Joan JTWROS                            6,668                                    6,668
Reester, Kevin J.                                          177,839                                  177,839
Robbins, Christopher                                           800                                      800

Seliga, John                                                    27                                       27
Siegfried, Steve                                            31,788                                   31,788
Smart, James J.                                              3,334                                    3,334
Swanson, Tim                                                16,672                                   16,672
The Tiernan Family Trust                                    22,229                                   22,229
The Tiernan Children's Trust                                 5,080                                    5,080
Tiernan, Daniel J.                                         598,302                                  598,302
Tiernan, Amy S.                                             85,743                                   85,743
Von Novak, Thomas                                           51,962                                   51,962
Wallaesa, Harry                                             31,788                                   31,788
Welsh, Cathy                                                   666                                      666
Winandy, Paul and Lacy, Margaret                            22,229                                   22,229
Zimmerman, Lee                                               8,002                                    8,002
                                                        ----------                               ----------
Total                                                   14,157,630                               14,157,630
                                                        ==========                               ==========

                              PLAN OF DISTRIBUTION

         The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The common stock may be sold by one or more of, or a combination of, the following:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         -        in privately negotiated transactions.

         In connection with the sale of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them hereby will be the purchase price of such common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our common stock is listed for trading on the Nasdaq National Market. We intend to list the common stock offered through this prospectus for trading on the Nasdaq National Market.

         In order to comply with the securities laws of some states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

         To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus will be passed upon for us by our general counsel, James W. McKenzie, Jr.

                                     EXPERTS

         The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Tradeum, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Kost Forer & Gabbay, a member of Ernst & Young International, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                              ABOUT THIS PROSPECTUS

         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

         The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

         We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

         (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on April 1, 2002, and our Form 10-K/A filed with the Commission on April 30, 2002.

         (b) The Company's Current Reports on Form 8-K, filed with the Commission on April 6, 2000 (as amended May 2, 2000), January 17, 2001, February 15, 2001, March 14, 2001, April 30, 2001,
                  October 11, 2001, October 16, 2001, January 4, 2002 and February 25, 2002.

         (c) The description of the Common Stock of the Company contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.

         If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 300 Chester Field Parkway, Malvern, Pennsylvania 19355, Attention: James W. McKenzie, Jr., (610) 407-3511.

         In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

         You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

         Our common stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning Verticalnet can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission's Web site is http://www.sec.gov.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                VERTICALNET, INC.

                                14,157,630 SHARES

                                 OF COMMON STOCK

                                   PROSPECTUS

                                  MAY __, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses of the issuance and distribution of the securities offered hereby, all of which will be paid by Verticalnet, Inc.

Registration fee........................................          $4,889.41
Printing fees...........................................           5,000.00
Legal fees..............................................           7,000.00
Accounting fees.........................................          15,000.00
Miscellaneous...........................................          10,000.00
                                                               ------------
Total...................................................         $41,889.41
                                                                  ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Company's directors shall not be personally liable for monetary damages for breach of any duty owed to the Company and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director, the provision also does not affect a director's responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Company's Amended and Restated Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

         In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnifications not prohibited by Pennsylvania law or any other applicable law.

         Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

         Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by our Bylaws.

         The indemnification and advancement of expenses provided by, or granted pursuant to Article 8 of our Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

         The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the Pennsylvania law, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article 8 of our Bylaws is a contract between the Company and such director or officer and no modification or repeal of our Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such amendment or repeal.

         The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS.

         (a) The following exhibits filed as part of this registration statement are as follows:

                                    EXHIBITS

              Exhibit Number                     Description
              --------------                     -----------
                  4.1(1)            Registration and Lock-Up Agreement dated
                                    December 28, 2001 between Verticalnet, Inc.
                                    and the shareholders of Atlas Commerce, Inc.

                  5.1(2)            Opinion of James W. McKenzie, Jr., Esq.
                                    regarding the legality of the securities being registered

                  23.1              Consent of KPMG LLP

                  23.2(3)           Consent of Kost Forer & Gabbay, a member of
                                    Ernst & Young, International

                  23.4              Consent of James W. McKenzie, Jr., Esq.
                                    (included in his opinion filed as Exhibit
                                    5.1 hereto)

                  24.1(2) Power of Attorney (included on signature page to this Registration Statement)

(1) Filed as an exhibit to the Registrant's report on Form 8-K filed January 4, 2002.

(2)      Previously filed.

(3)      To be filed by amendment.

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement.

         Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

         (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

         (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HORSHAM, PENNSYLVANIA AS OF MAY 2, 2002.

                                 VERTICALNET, INC.


                                 By:      /s/ Kevin S. McKay
                                          -------------------------------------
                                          Kevin S. McKay

                                          President and Chief Executive Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                   Signature                                       Title                              Date
                   ---------                                       -----                              ----

                            *                     Chairman of the Board and Director               May 1, 2002
----------------------------------------------
Michael J. Hagan

                            *                     President, Chief Executive Officer               May 1, 2002
----------------------------------------------
Kevin S. McKay                                    and Director (principal executive
                                                  officer)

                            *                     Chief Financial Officer (principal               May 1, 2002
----------------------------------------------
John S. Milana                                    financial officer and accounting
                                                  officer)

                            *                     Director                                         May 1, 2002
----------------------------------------------
Jeffrey C. Ballowe

                            *                     Director                                         May 1, 2002
----------------------------------------------
Robert F. Bernstock

                            *                     Director                                         May 1, 2002
----------------------------------------------
Walter W. Buckley, III

                            *                     Director                                         May 1, 2002
----------------------------------------------
Howard D. Ross

                            *                     Director                                         May 1, 2002
----------------------------------------------
Mark L. Walsh


* By:/s/ James W. McKenzie, Jr.                                                                    May 1, 2002
     ------------------------------------
    James W. McKenzie
    Power-of-Attorney